UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2026

Commission File Number: 001-42952

PHAOS TECHNOLOGY HOLDINGS (CAYMAN) LTD

(Translation of registrant’s name into English)

55 Ayer Rajah Crescent #05-05

Singapore 139949

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

EXPLANATORY NOTE

On September 18, 2026, Phaos Technology Holdings (Cayman) Ltd (the “Company”) issued a press release dated September 18, 2026, announcing that certain related parties have ceased to be related parties of the Company.

Exhibits

Exhibit No.	Description

99.1	Press Release dated September 18, 2026, titled “Phaos Technology Holdings (Cayman) Limited Announces Update on Involvement of Related Parties.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Phaos Technology Holdings (Cayman) Limited

Date: September 18, 2026	By:	/s/ Gan Hong Loon
	Name:	Gan Hong Loon
	Title:	Chief Executive Officer and Executive Director